Exhibit 28(h)(9)
FIRST FUNDS
EXPENSE LIMITATION AGREEMENT
     THIS AGREEMENT, dated as of June 1, 2009, is made and entered into by and between First Funds, a Massachusetts business trust (the “Trust”), on behalf of its First Elite Money Market Fund series (the “Fund”), and Citi Fund Services Ohio, Inc. (“Citi”).
     WHEREAS, Citi performs certain administration, fund accounting and transfer agency services for the Fund and receives fees for such services pursuant to an Omnibus Fee Agreement dated as of August 26, 2005, as amended, between the Trust, on behalf of the Fund, and Citi (the “Fee Agreement”); and
     WHEREAS, the Trust and Citi desire to enter into the arrangements described herein relating to certain expenses of the Fund;
     NOW, THEREFORE, the Trust and Citi hereby agree as follows:
     1. Citi hereby agrees, subject to Section 2 hereof, to reduce the fees payable to it by the Fund under the Fee Agreement (but not below zero), so that the Fund can maintain a daily yield of at least 0.01%; provided that such fee reduction shall not last longer than thirty consecutive calendar days beginning on the first date that Citi so waives fees. By way of example, if Citi first waives fees on June 17, 2009, the final day of Citi’s obligation under this Agreement to provide the fee reduction will be July 16, 2009.
     2. The Trust agrees to pay to Citi the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to Citi pursuant to the Fee Agreement, subject to the limitations provided in this Section (“Deferred Fees”). Such repayment shall be made monthly, but only if after giving effect to the repayment the Fund’s daily yield is at least 0.01%.
     3. Deferred Fees shall not be payable by the Fund to the extent that the amounts payable by it pursuant to Section 2 occur more than three years from the date the Fund incurred the Deferred Fees.
     4. At any time, Citi may, by written notice to the Trust, terminate, in whole or in part, its obligation under Section 1 to reduce its future fees with respect to the Fund, but no such change shall affect the obligation of the Fund to repay amounts of Deferred Fees.
     5. This Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.
     6. The Trust represents (i) that it has full power and authority to enter into and perform this Agreement, (ii) that this Agreement, and all information relating thereto has been presented to and reviewed by the Board of Trustees of the Funds (collectively, the “Board”), and (iii) that the Board has approved this Agreement. Citi represents that it has full power and authority to enter into and perform this Amendment.

     7. This Agreement will be governed by and construed in accordance with the internal laws (and not the laws of conflicts) of the State of New York. The provisions set forth in this Agreement supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein. No amendment or modification to this Agreement shall be valid unless made in writing and executed by both parties hereto.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FIRST FUNDS	CITI FUND SERVICES OHIO, INC.

By: Michael J. Cassani	By: /s/ Fred Naddaff

Name: Michael J. Cassani	Name: Fred Naddaff

Title: Vice President	Title: President

Date: 6/17/09	Date: 6/17/09